16003306

FEB 23 2016

Washington DC
416

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RW 2/24/16

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrueNorth, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8200 E. 32nd St. N., Suite 100
(No. and Street)

Wichita (City) KS (State) 67226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David L. Strohm 316-266-6571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H, LLLP
(Name – *if individual, state last, first, middle name*)

7979 East Tufts Ave., Suite 400, Denver, CO 80237
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

TrueNorth

WEALTH MANAGEMENT | RETIREMENT PLAN CONSULTING
AN IMA COMPANY

TRUENORTH, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2015

WITH

INDEPENDENT AUDITORS' REPORT

OATH OR AFFIRMATION

I, Margaret E. Hornbeck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrueNorth, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY P. BOWES
Notary Public, State of Kansas
My Appt. Expires
3-1-17

Margaret E. Hornbeck
Signature

COO, CCO
Title

Nancy P. Bowes
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUENORTH, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

This is a copy of the Company's annual financial statements reproduced from an electronic file. An original copy of this document is available at the Company's office.

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
TrueNorth, Inc.
Wichita, Kansas

We have audited the accompanying statement of financial condition of TrueNorth, Inc. (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of TrueNorth, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS+H LLLP

EKS&H LLLP

February 12, 2016
Denver, Colorado

TRUENORTH, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

	2015
CURRENT ASSETS	
Cash and cash equivalents	$ 4,733,144
Commissions receivable	212,860
Account receivable - other	100,250
Prepaid expenses	1,173
Total current assets	5,047,427
Property and equipment, net	17,488
Intangible asset, net of accumulated amortization of $50,855	91,065
	$ 5,155,980

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts and producer payables	$ 708,817
Accrued expenses, Parent	169,565
Income taxes payable, Parent	562,621
Total liabilities	1,441,003
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 100,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	2,066,033
Retained earnings	1,548,944
Total stockholder's equity	3,714,977
	$ 5,155,980

The accompanying notes are an integral part of these financial statements.

TRUENORTH, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

	2015
Revenues:	
Commission and fee income	$ 5,319,483
Other income	251,411
Interest	27
	5,570,921
Expenses:	
Payroll, payroll taxes and benefits	3,157,872
General and administrative	1,017,251
	4,175,123
Income before income taxes	1,395,798
Income taxes - current	(562,876)
Net income	$ 832,922

The accompanying notes are an integral part of these financial statements.

TRUENORTH, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2014	100,000	$ 100,000	$ 2,066,033	$ 716,022	$ 2,882,055
Net income	--	--	--	**832,922**	**832,922**
Balance, December 31, 2015	**100,000**	**$ 100,000**	**$ 2,066,033**	**$ 1,548,944**	**$ 3,714,977**

The accompanying notes are an integral part of these financial statements.

TRUENORTH, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

	2015
Cash flows from operating activities:	
Net income	$ 832,922
Loss on sale of assets	2,718
Adjustments to reconcile net income to net cash flow from operating activities:	
Depreciation and Amortization	19,608
Changes in operating assets and liabilities:	
Commissions receivable	(44,352)
Accounts receivable - other	(29,247)
Prepaid expenses	932
Accounts payable	48,950
Accrued expenses	78,010
Income taxes payable, Parent	(182,301)
Net cash flow provided by operating activities	727,240
Cash flows from investing activities:	
Purchase of property and equipment	(12,586)
Net cash flow used in investing activities	(12,586)
Net increase in cash and cash equivalents	714,654
Cash and cash equivalents, beginning of year	4,018,490
Cash and cash equivalents, end of year	$ 4,733,144

The accompanying notes are an integral part of these financial statements.

TRUENORTH, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

1. BUSINESS OPERATIONS

TrueNorth, Inc. (the "Company") was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of The IMA Financial Group, Inc. ("IMA"), a non-bank holding company. The Company is registered with the Securities and Exchange Commission ("SEC") as a limited broker/dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"). As such, the Company provides mutual fund recommendations and ongoing monitoring services to employer sponsored, employee-directed retirement plans (i.e., 401(k) and 403(b) plans). The Company is also registered with the SEC as an investment advisor. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The Company is also a Kansas domiciled insurance agency that makes available non-securities life, disability, and long-term care insurance to individuals and corporate customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company also maintains cash in a brokerage account. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition and Commissions Receivable - Revenue is recognized when services are performed. Advisory fees revenue is typically received at the beginning of a quarter and is deferred until the month that it is considered earned. Advisory fees and broker-dealer commissions receivable are estimated amounts due from advisory fees paid in arrears, 401(k) finder fees, 401(k) commission trails, insurance commissions and other fees occurring prior to year-end but not received before year-end. No allowance is necessary as all amounts are deemed collectible.

Income Taxes - The Company files consolidated income tax returns with IMA. Income taxes are allocated to the Company on the basis of its individual taxable income or loss, using a combined state and federal tax rate of approximately 39%. The result of these allocations is reported on the statements of financial condition under the caption "Income taxes payable, Parent."

When applicable, deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2015, there were no deferred tax assets or liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)
The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. Since the Company files a consolidated tax return with its parent, tax positions taken by the Company are evaluated in the consolidated tax return. As of December 31, 2015, no amounts have been recorded as uncertain tax positions in the Company's financial statements.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Intangible Assets - Intangible assets represent the cost to purchase a book of business. The assets are amortized on a straight-line basis over a period of ten years. Amortization expense is approximately $14,000 for the next five years.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. The estimated useful lives are as follows:

Buildings and improvements	5 – 25 years
Furniture, fixtures, and equipment	5 – 7 years
Data processing equipment	3 – 5 years
Leasehold improvements	5 – 15 years

Subsequent Events - Subsequent events have been evaluated through the auditors' report date, which is the date the financial statements were available to be issued. There were no material subsequent events that required recognition or disclosure in the financial statements.

3. INCOME TAXES

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, primarily due to state income taxes and non-deductible expenses.

4. RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership with IMA and its subsidiaries ("Affiliates") which include the Company's Parent, The IMA Financial Group, Inc. The Company shares office space with its Affiliates and is allocated a portion of rent. Administrative, recordkeeping, operational and other services necessary to conduct the Company's operations are provided to the Company by its Parent, other Affiliates or employees of Affiliates. The cost of these services is allocated to the Company. For 2015 the Company recognized $507,958 of expenses related to these sharing arrangements. The expense is included within expenses on the statement of operations.

The Company owed Affiliates $169,565, reflected as accrued expenses - parent, on the statement of financial condition at December 31, 2015.

Because the Company is under common ownership and management control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net regulatory capital and net capital requirements of $3,260,440 and $96,067, respectively. The Company's aggregate indebtedness to net capital ratio was .44 to 1.

TRUENORTH, INC.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2015

SUPPLEMENTARY INFORMATION

	2015
Aggregate indebtedness:	
Accounts and producer payables	$ 708,817
Accrued expenses, Parent	169,565
Income taxes payable, Parent	562,621
Total aggregate indebtedness	$ 1,441,003
Net capital:	
Credit items:	
Common stock	$ 100,000
Additional paid-in capital	2,066,033
Retained earnings	1,548,944
Total credit items	3,714,977
Deductions and charges:	
Commissions receivable	212,860
Account receivable - other	100,250
Prepaid expenses	1,173
Property and equipment, net	17,488
Intangible asset, net	91,065
Haircut on securities owned	31,701
Total deductions and charges	454,537
Net capital	$ 3,260,440
Capital requirements:	
Net capital	$ 3,260,440
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($5,000)	96,067
Net capital in excess of requirements	$ 3,164,373
Ratio of aggregate indebtedness to net capital	.44 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2015.

Reconciliation with Company's calculation:

There is no difference from the Company's calculations included in its Part II of Form X-17a-5 as of December 31, 2015, and the audited computation above.

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
TrueNorth, Inc.
Wichita, Kansas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TrueNorth, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EKS+H LLLP

EKS&H LLLP

February 12, 2016
Denver, Colorado

TRUENORTH, INC.

EXEMPTION REPORT
SEC RULE 17A-5(D)(4)

DECEMBER 31, 2015

TrueNorth, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 for the fiscal year ended December 31, 2015.

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

[signature]
Signature

COO, CCO
Title

2/12/16
Date

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
TrueNorth, Inc.
Wichita, Kansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Commission Act of 1934, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of TrueNorth, Inc. for the year ended December 31, 2015, and filed with the Securities Investor Protection Corporation ("SIPC") on February 12, 2016. The procedure we performed is as follows:

> We compared the income reported on the audited Form X-17A-5 for the year ended December 31, 2015, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with Public Company Accounting Oversight Board (United States) standards, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the Form X-17A-5 for the year ended December 31, 2015 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of TrueNorth, Inc. taken as a whole.

EKS+H LLLP

EKS&H LLLP

February 12, 2016
Denver, Colorado